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                             October 5, 2023

       Jun Du
       Chief Financial Officer
       Sinopec Shanghai Petrochemical Company Limited
       No. 48 Jinyi Road
       Jinshan District, Shanghai, 200540
       People   s Republic of China

                                                        Re: Sinopec Shanghai
Petrochemical Company Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 20, 2023
                                                            File No. 001-12158

       Dear Jun Du:

              We have reviewed your September 20, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 21, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 85

   1. We note your response to prior comment 2 including your statement that certain directors are members of the
Party Committee of the Company. Please provide us with your
                                                        analysis with respect
to each of your directors, including whether such directors have any involvement in CCP
matters, including your consideration of current and prior CCP memberships or
affiliations with the CCP and their respective roles and responsibilities.
                                                        For example, we note
from Item 6 that Wan Tao served as deputy secretary of the CPC
                                                        Committee of Sinopec
Yizheng Chemical Fibre Limited Liability Company.
              Please contact Tyler Howes at 202-551-3370 or Andrew Mew at 202-551-3377 with any questions.
 Jun Du
Sinopec Shanghai Petrochemical Company Limited
October 5, 2023
Page 2




                                                     Sincerely,
FirstName LastNameJun Du
                                                   Division of Corporation
Finance
Comapany NameSinopec Shanghai Petrochemical Company Limited
                                                   Disclosure Review Program
October 5, 2023 Page 2
cc:       Scott Lesmes, Esq.
FirstName LastName